Exhibit 99.3

Concord Medical Services Holdings Limited

(the "Company")

FORM OF PROXY FOR SHAREHOLDERS

I/We ______________________________________________________________________________________________________________ (name)

of _______________________________________________________________________________________________________________ (address)

being the holder of ___________________________________ (number) Class A ordinary shares and __________________________________ (number)

Class B ordinary shares in the Company hereby appoint

__________________________________________________ (name) of _)______________________________________________________ (address)

or failing him/her

_________________________________________________ (name) of _)______________________________________________________ (address)

or failing him/her, the duly appointed Chairman of the Meeting (the "Chairman") as my/our proxy to attend on my/our behalf at the annual general meeting of the Company (the "Meeting") to be held on _________________ 2024 at 10:00 a.m. (Beijing time) at Room 26A1-26A5, East Tower, Hanwei Building, No. 7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China, and at any adjournment thereof.

My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the Meeting as indicated below:

Resolution	For	Against	Abstain
"It is resolved as a special resolution that the Fourth Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association annexed hereto."

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Meeting.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box:☐

Signed:

Name:

Date:

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other
joint holders:    _____________________________

NOTES

1	A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Whether or not you propose to attend the Meeting in person, you are strongly advised to complete, sign and return this form of proxy in accordance with these instructions. Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

3	To be valid, this form of proxy must be duly completed, signed and delivered (in the case of a corporation, this form of proxy should be given under such shareholder’s common seal or under the hand of an officer, attorney or other person duly authorised in writing to sign the same) to Room 26A1-26A5, East Tower, Hanwei Building, No. 7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China for the attention of director Yang Jianyu or emailed to zhongchen.zhang@ccm.cn no later than the time for holding the Meeting or the adjourned meeting at which the proxy is to be used.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporation, This form of proxy must be either under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.